Exhibit 1.6

Pivotal Corp. Receives Prestigious
Industry Recognition for 10th Consecutive Year

ISM Lists Pivotal’s Software as one of the “Top 15” CRM Packages in 2006

Vancouver, BC – Feb. 28, 2006 – Pivotal Corporation, a leading customer relationship management (CRM) solution provider for mid-sized enterprises and a division of CDC Software, a subsidiary of CDC Corporation (NASDAQ: CHINA), today announced that the Pivotal 5.1 CRM software suite has been named by ISM Inc., a premier CRM consulting firm, as one of the “Top 15” CRM software packages for 2006. For the 10th consecutive year, Pivotal will appear on the prestigious listing and will be featured in ISM’s 14th edition of The Guide to CRM Automation (www.ismguide.com).

To be considered as a top CRM provider, Pivotal’s software platform was rated against dozens of competitors and tested by the ISM Software Lab located at the company’s Bethesda, Md.-based headquarters. Each package was evaluated according to 211 selection criteria, including 109 business functions, 49 technical features and 17 user-support features. In addition to rigorous testing, ISM also incorporated the responses of first-hand system users who are asked to describe aspects of their deployment, including systems integration efforts and the final costs of the system.

“For the 10th year in a row Pivotal proved its thorough understanding of customer relationship challenges in the mid-enterprise market,” said Barton Goldenberg, president, ISM. “ISM congratulates Pivotal for its technological leadership, helping mid-sized companies implement effective CRM strategies that exceed customer expectations.”

According to Rick Marquardt, president, CDC Software, “Pivotal is honored to appear on ISM’s listing of top CRM providers for the 10th year running. Our software is built on a highly flexible, Web-based architecture, with a rich set of CRM capabilities that support best-in-class mobile sales functionality and multi-language, global marketing campaigns. This award not only validates our commitment to ongoing product innovation, but also our commitment to our customers’ success.”

About Pivotal Corporation
Pivotal Corporation, a division of CDC Software, a subsidiary of CDC Corporation (NASDAQ: CHINA), is a leading CRM company that is 100 percent purpose-built to serve the demanding requirements of mid-sized enterprises – a powerful, highly flexible application platform, a complete set of CRM applications, and low-cost, results-producing implementation services. Pivotal delivers software and services that are designed to produce meaningful increases in revenues, margins and customer loyalty for companies and business units in the revenue range of $100 million to $3 billion. More than 1,700 companies around the world have licensed Pivotal including: Farm Credit Services of America, Premera Blue Cross, Qiagen, Sharp Electronics Corporation and WellCare Health Plans.

Pivotal’s complete CRM software suite includes a powerful application platform and additional capabilities in contact centers, partner management and interactive selling. For more information, visit www.pivotal.com.

About CDC Corporation
CDC Corporation (NASDAQ: CHINA) is focused on enterprise software, mobile applications and online games. As part of its strategic review the company has reorganized into two primary operating business units, CDC Software and China.com Inc. For more information about CDC Corporation, please visit the website www.cdccorporation.net.

About CDC Software
CDC Software, the software unit of CDC Corporation, offers a broad range of software solutions for mid-sized enterprises. These products are utilized by approximately 3,500 customers worldwide. For more information about CDC Corporation, please visit the website www.cdcsoftware.com.

Forward Looking Statements
This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements relating to the use of Pivotal CRM to help mid-sized companies implement effective CRM strategies and support mobile sales functionality and multi-language, global marketing campaigns. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. Factors that could cause actual results to differ materially from those anticipated in the forward looking statements include, the need to develop, integrate and deploy applications to meet customer’s requirements, the possibility of development or deployment difficulties or delays, the dependence on customer satisfaction with Pivotal’s CRM software, continued commitment to the deployment of the solution, and the risks involved in developing software solutions and integrating them with third-party software and services. Further information on risks or other factors is detailed in filings or submissions with the United States Securities and Exchange Commission made by our parent, CDC Corporation, including its Annual Report for the year ended December 31, 2004 on Form 20-F filed on June 30, 2005 (and amended on October 11, 2005). All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.

Press Contact:
Sarah Yeaney
Articulate Communications
(212) 255-0080 ext. 35
syeaney@articulatepr.com

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